Exhibit 99.1

Arqit Quantum Inc.
Announces Financial Results for Fiscal Year 2025

London, UK – 9 December 2025

Arqit Quantum Inc. (Nasdaq: ARQQ) (“Arqit” or the “Company”), a global leader in quantum-safe encryption, announces financial results for the fiscal year ended 30 September 2025.

•	Consistent with management’s preliminary assessment of the expected range of revenue which was announced 9 October 2025, reported revenue for the fiscal year ended 30 September 2025 was $530,000.

•	Revenue for the second half of the fiscal year was $463,000 as compared to $67,000 for the first half of the period.

•	Revenue was generated from seven contracts, including two which are multi-year contracts representing annually recurring revenue.

•	Two contracts were with telecom network operators and five were with government, defense and enterprise organizations, all key markets for Arqit.

•	As of 30 September 2025, the Company had executed contracts expected to generate revenues of approximately $1.2 million in fiscal year 2026, providing a revenue baseline before consideration of new business opportunities and or the expansion of existing contracts.

•	In the two months since the close of the fiscal year, Arqit has signed 12 demonstration and test licenses with prospective customers across key target markets. The pace of prospective customer activity is materially ahead of the prior fiscal year.

•	The Company has maintained cost discipline with operating costs averaging $2.5 million per month for the fiscal year.

•	The Company ended the fiscal year with cash and cash equivalents of approximately $36.9 million as of 30 September 2025.

•	In May, Arqit acquired Ampliphae’s product portfolio IP and innovations team, specialising in encryption risk advisory and AI analytics. Ampliphae’s Encryption Intelligence product combined with Arqit’s quantum encryption technology delivers a comprehensive proposition to identify and mitigate cyber risk exposure from both current and future quantum threats.

CEO’s statement

Andy Leaver, Chief Executive Officer, noted, “Fiscal year 2025 was successful on many fronts for the Company. Our revenue performance reflected a bottoming out and return to growth driven by our focus on key market sectors, particularly telecom network operators, government and defense, and the completion of our B-2-B-2-B business model through leading technology hardware and services partners. Our recently acquired Encryption Intelligence risk-analysis tools and advisory service gives organisations complete visibility into all encryption technologies in use, automatically identifying weak points and vulnerabilities, including those susceptible to quantum attacks – a key first step in migrating to a quantum secure posture. Arqit now can offer a holistic solution which permits organisations to detect cryptographic weaknesses, then protect their networks and IT infrastructure in compliance with the post-quantum cyber security recommendations of leading government and industry security organizations. With three contracts activated since the close of the fiscal year and strong demonstration and test activity with potential new partners and customers across our key target markets, including five new technology OEMs, we are enthusiastic about the Company’s growth prospects for this fiscal year.”

2026 Outlook

Arqit believes that fiscal year 2026 could represent a year of significant growth as compared to 2025. The Company’s optimism is based upon:

•	Contracts executed prior to the close of fiscal year 2025 which are expected to generate revenues of approximately $1.2 million in fiscal year 2026. Recognition of revenue under existing contracts is subject to a number of factors including, amongst others, the successful delivery of our products under the terms of those contracts, and the assumption that customers will not cancel, delay or amend the terms their contracts.

•	Material discussions with five new OEM vendors which have engaged with Arqit since September 2025 and are in the demonstration and test process.

•	Significant engagement with prospective customers across Arqit’s key market sectors.

•	Arqit’s Encryption Intelligence risk-analysis tools and advisory service provides a compelling solution to CISOs and CTOs who need to begin the process of migrating to a quantum-secure cryptographic posture

▪	Encryption Intelligence is a stand-alone product offering but also introduces customers to Arqit’s symmetric key agreement encryption solutions.

•	Based on the level of inquiry and engagement, Arqit believes telecom network operators, generally, are actively assessing and preparing to deploy post-quantum encryption architectures.

2026 Strategic Focus

The Company seeks to balance capturing near term revenue prospects with developing markets which offer additional medium and long term opportunities. 2026 strategic focus will include:

▪	A holistic go-to-market strategy that offers customers the ability to detect, protect and comply by tightly integrating the company’s Encryption Intelligence offering with Arqit’s symmetric key agreement encryption solutions - SKA-Platform™ and NetworkSecure™.

▪	Driving additional sales to telecom network operators, replicating the product offering successfully deployed with announced customers such as Sparkle, RSG Telecom and Fabric Networks.

▪	Building upon growing success in the government and defense sectors. Arqit currently has 5 government or military related customers. Demonstration and test activity is robust with multiple militaries and defense contractors across various geographies.

▪	Developing the confidential computing and data sovereignty markets which Arqit believes represent significant opportunities for the sale of its encryption solutions. Arqit has previously announced initiatives in this space including its collaboration with Intel for quantum-safe encryption inside a Trusted Domain enclave.

Conference Call

Arqit will host a conference call at 11:00 a.m. ET / 8:00 a.m. PT on 9 December, 2025 with the Company’s CEO, Andy Leaver, and CFO, Nick Pointon. A live webcast of the call will be available on the “IR Calendar” page of the Company’s website at ir.arqit.uk. To access the call by phone, please go to this link (registration link) and you will be provided with dial in details. To avoid delays, we encourage participants to dial into the conference call fifteen minutes ahead of the scheduled start time. A replay of the webcast will also be available for a limited time at ir.arqit.uk.

About Arqit

Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) supplies a unique symmetric key agreement encryption software service which makes the communications links of any networked device, cloud machine or data at rest secure against both current and future forms of attack on encryption – even from a quantum computer. Compatible with NSA CSfC Components and meeting the demands of NSA CSfC Symmetric Key Management Requirements Annexe 1.2. and RFC 8784, the Arqit SKA-PlatformTM, uses a lightweight software agent that allows end point devices to create encryption keys locally in partnership with any number of other devices. The keys are computationally secure and facilitate Zero Trust Network Access. It can create limitless volumes of keys with any group size and refresh rate and can regulate the secure entrance and exit of a device in a group. The agent is lightweight and will thus run on the smallest of end point devices. The product sits within a growing portfolio of granted patents. It also works in a standards compliant manner which does not oblige customers to make a disruptive rip and replace of their technology. In September 2024, Arqit was named as an IDC Innovator for Post-Quantum Cryptography, 2024. Arqit is winner of two GSMA Global Mobile Awards, The Best Mobile Security Solution and The CTO Choice Award for Outstanding Mobile Technology, at Mobile World Congress 2024, recognised for groundbreaking innovation at the 2023 Institution of Engineering and Technology Awards and winner of the National Cyber Awards’ Cyber Defence Product of the Year 2024 and Innovation in Cyber Award 2022, as well as the Cyber Security Awards’ Cyber Security Software Company of the Year Award 2022. Arqit is ISO 27001 Standard certified. www.arqit.uk

Media relations enquiries:

Arqit: pr@arqit.uk

Investor relations enquiries:

Arqit: investorrelations@arqit.uk

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) the outcome of any legal proceedings that may be instituted against Arqit, (ii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iii) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors and changes in laws and regulations affecting Arqit’s business, (iv) the ability to implement business plans, forecasts, and other expectations, and identify and realise additional opportunities, (v) the potential inability of Arqit to successfully deliver its operational technology, (vi) the risk of interruption or failure of Arqit’s information technology and communications system, (vii) the enforceability of Arqit’s intellectual property, (viii) market and other conditions, and (ix) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Arqit’s annual report on Form 20-F (the “Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on 9 December 2025 and in subsequent filings with the SEC. While the list of factors discussed above and in the Form 20-F and other SEC filings are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.